77 King St. W., Suite 4010
P.O. Box 159
Toronto, Ontario
Canada M5K 1H1

GRANITE ANNOUNCES FIRST QUARTER RESULTS AND THE CLOSING OF $193.6 MILLION OF NEW ACQUISITIONS

May 11, 2022, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three month period ended March 31, 2022 and also announced that it has completed the acquisition of 2 income-producing properties and 1 property under development the United States comprising approximately 1.4 million square feet at a combined purchase price of approximately $193.6 million.

FIRST QUARTER 2022 HIGHLIGHTS

Highlights for the three month period ended March 31, 2022, including events subsequent to the quarter, are set out below:

Financial:
•Granite's net operating income ("NOI") was $91.2 million in the first quarter of 2022 compared to $81.5 million in the prior year period, an increase of $9.7 million primarily as a result of net acquisition activity beginning in the first quarter of 2021;
•Same property NOI - cash basis(4) increased by 4.6% for the three month period ended March 31, 2022, excluding the impact of foreign exchange;
•Funds from operations ("FFO")(1) was $69.4 million ($1.05 per unit) in the first quarter of 2022 compared to $57.1 million ($0.93 per unit) in the first quarter of 2021. Included in FFO in the first quarter of 2021 were $4.0 million of early redemption premiums related to the 2021 Debentures and $0.5 million of accelerated amortization of original financing costs related to the refinancing of Granite's credit facility. Excluding these refinancing costs, FFO per unit for the first quarter of 2021 would have been $1.00 per unit. The strengthening Canadian dollar relative to the US dollar and Euro had a negative impact on FFO of $0.02 per unit in the first quarter of 2022 relative to 2021;
•Adjusted funds from operations ("AFFO")(2) was $65.9 million ($1.00 per unit) in the first quarter of 2022 compared to $54.7 million ($0.89 per unit) in the first quarter of 2021. Excluding the above-mentioned financing costs, AFFO per unit for the first quarter of 2021 would have been $0.96 per unit. The strengthening Canadian dollar relative to the US dollar and Euro had a negative impact on AFFO of $0.02 per unit in the first quarter of 2022 relative to 2021;
•AFFO payout ratio(3) was 77% for the first quarter of 2022 compared to 78% in the first quarter of 2021;
•Granite recognized $490.6 million in net fair value gains on investment properties in the first quarter of 2022 which were attributable to various factors including fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA, the United States and Europe. The value of investment properties was partially offset by unrealized foreign exchange losses of $146.1 million resulting from the relative strengthening of the Canadian dollar against the US dollar and Euro as at March 31, 2022; and
•Granite's net income attributable to stapled unitholders increased to $497.7 million in the first quarter of 2022 from $230.1 million in the prior year period primarily due to a $281.1 million increase in net fair value gains on investment properties and a $9.7 million increase in net operating income as noted above, partially offset by a $30.6 million increase in deferred tax expense.

Investments:

During the first quarter of 2022, Granite closed the following acquisition previously referenced in its March 9, 2022 press release:
    Wiesbaden, Korbach and Erfurt, Germany
•On February 3, 2022, Granite acquired three modern distribution facilities in Germany, together comprising 0.8 million square feet, for $140.0 million (€96.6 million). The properties are 100% leased to high credit-quality global tenants for a weighted average remaining lease term of 7.3 years and were acquired at an in-going yield of 3.6%.

In addition to the above, during the period between April 1, 2022 and May 11, 2022, Granite completed the following new acquisitions:
    2128 and 10566 Gateway Point, Clayton, Indiana
•On April 14, 2022, Granite acquired two newly constructed modern distribution facilities, comprising of approximately 1.4 million square feet in Indiana, United States for $179.1 million (US$141.8 million). The properties are 100% leased to two investment grade tenants with a weighted average lease term of 10 years and were acquired at an in-going yield of 4.2%. One of the properties offers excess density which can support future expansion capabilities. Fronting on the I-70, the facilities are well located within the submarket with connectivity to five major interstate highways and are 15 miles south of the FedEx World Hub.

2128 Gateway Point, Clayton, Indiana	10566 Gateway Point, Clayton, Indiana

    905 Belle Lane, Bolingbrook, Illinois
•On May 5, 2022, Granite acquired a property under development for $14.5 million (US$11.3 million) comprising of a 0.2 million square foot built-to-suit modern distribution facility to be constructed on 13.6 acres in Bolingbrook, Illinois. Construction has commenced and the property is expected to be completed in the first quarter of 2023 at a total fixed cost, including land, of $50.1 million (US$39.0 million). A globally-recognized furniture provider will tenant the building upon completion for an initial term of 12.3 years. The facility will have modern features including cross-dock configuration, 32’ clear heights, expandable parking and trailer stalls, upgraded dock equipment and sustainability features. The property is well located with visibility from the I-55 which offers connectivity between Chicago and the southern United States. The property is expected to achieve a stabilized development yield of 3.9%.
905 Belle Lane, Bolingbrook, Illinois

Operations:
•On February 18, 2022, Granite completed the disposition an income producing property and a piece of land held for development located in Mirków, Poland for total proceeds of $34.5 million (€23.9 million); and
•During the quarter, Granite executed a 10.3 year lease with a leading North American glassware provider for its 0.6 million square foot, 36’ clear height, state-of-the-art distribution/e-commerce facility under development in Fort Worth, Texas. The property is expected to be completed in the second quarter of 2022.

Financing:
•On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap, which exchanged Canadian dollar denominated principal and interest payments of Granite's 2.194% Series 6 senior unsecured debentures due August 30, 2028 (the “2028 Debentures”), for US dollar denominated payments at a fixed interest rate of 2.096%. Simultaneously, Granite entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028 to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. The restructuring of a portion of Granite’s hedge relating to the 2028 Debentures will result in annual interest expense savings of approximately $5.5 million or approximately $0.083 on a per unit basis. Upon termination, Granite paid $6.6 million to settle the mark-

to-market liability relating to the $350.0 million principal portion of the 2028 Cross Currency Interest Rate Swap.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

(in millions, except as noted) For the three months ended March 31,	2022	2021

Revenue(4)	$108.6	$95.9
Net operating income ("NOI")	$91.2	$81.5
Net income attributable to stapled unitholders	$497.7	$230.1
Funds from operations ("FFO")(1)	$69.4	$57.1
Adjusted funds from operations ("AFFO")(2)	$65.9	$54.7
Diluted FFO per stapled unit(1)	$1.05	$0.93
Diluted AFFO per stapled unit (2)	$1.00	$0.89
Monthly distributions paid per stapled unit	$0.78	$0.75
AFFO payout ratio(3)	77%	78%

As at March 31 and December 31	2022	2021
Fair value of investment properties(9)	$8,526.8	$7,971.2
Assets held for sale(9)	$32.9	$64.6
Cash and cash equivalents	$228.5	$402.5
Total debt(5)	$2,340.4	$2,414.0
Net leverage ratio(6)	25%	25%
Number of income-producing properties(9)	122	119
Gross leasable area (“GLA”), square feet(9)	55.9	55.1
Occupancy, by GLA	99.7%	99.7%
Magna as a percentage of annualized revenue(8)	29%	29%
Magna as a percentage of GLA	22%	22%
Weighted average lease term in years, by GLA	5.7	5.8
Overall capitalization rate(7)	4.3%	4.5%

A more detailed discussion of Granite’s combined financial results for the three month periods ended March 31, 2022 and 2021 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position ("MD&A") and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

CONFERENCE CALL

Granite will hold a conference call on Thursday, May 12, 2022 at 11:00 a.m. (ET). The toll free number to use for this call is 1 (800) 897-4057. For international callers, please call 1 (416) 981-9014. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 22017097. The replay will be available until Monday, May 23, 2022.

ANNUAL MEETING AND SPECIAL MEETINGS OF UNITHOLDERS

Granite’s Annual Meeting and Special Meetings of Unitholders (the "Meetings") will take place on June 9, 2022 at 10:00 a.m. (ET) in person at Vantage Venues located at 150 King Street West, 27th Floor, Main Dining Room, Toronto, Ontario. Refer to the “Voting Information and General Proxy Matters” within Granite’s Management Information Circular/Proxy Statement for detailed instructions on how to vote at the Meetings. A live webcast of the Meetings will be available through Granite’s website at https://granitereit.com/investors/unitholder-shareholder-meetings/ in which Unitholders may listen to the live webcast and will have the ability to ask questions, but will not have the ability to vote virtually. The webcast of the Meetings will be archived on our website following the Meetings at https://granitereit.com/investors/unitholder-shareholder-meetings/.

OTHER INFORMATION

Additional property statistics as at March 31, 2022 have been posted to our website at https://granitereit.com/property-statistics-q1-2022. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 137 investment properties representing approximately 57.3 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES, NON-IFRS RATIOS AND RECONCILIATIONS

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI - cash basis, total debt and net debt, net leverage ratio, available liquidity, and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC’s Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

		Three Months Ended March 31,
(in millions, except per unit amounts)		2022	2021

Net income attributable to stapled unitholders		$497.7	$230.1
Add (deduct):
Fair value gains on investment properties, net		(490.6)	(209.5)
Fair value losses (gains) on financial instruments		(4.6)	0.3
Loss on sale of investment properties		0.4	0.2
Deferred income tax expense		66.5	35.9
Non-controlling interests relating to the above		—	0.1
FFO	[A]	$69.4	$57.1
Add (deduct):
Maintenance or improvement capital expenditures incurred		(1.1)	(0.5)
Leasing costs		(2.0)	—
Tenant allowances		—	(0.1)
Tenant allowance amortization		1.2	1.3
Straight-line rent amortization		(1.6)	(3.1)
Non-controlling interests relating to the above		—	—
AFFO	[B]	$65.9	$54.7
Basic FFO per stapled unit	[A]/[C]	$1.06	$0.93
Diluted FFO per stapled unit	[A]/[D]	$1.05	$0.93
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$1.00	$0.89
Basic weighted average number of stapled units	[C]	65.7	61.7
Diluted weighted average number of stapled units	[D]	65.8	61.7

(3)AFFO payout ratio is calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by AFFO in a period. AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The AFFO payout ratio is a non-IFRS ratio widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

		Three Months Ended March 31,
		2022	2021
(in millions, except as noted)
Monthly distributions declared to unitholders	[A]	$50.9	$46.3

FFO		69.4	57.1
Add (deduct):
Early redemption premium related to 2021 Debentures		—	4.0
Accelerated amortization of credit facility deferred finance fees		—	0.5
FFO adjusted for the above	[B]	$69.4	$61.6

AFFO		65.9	54.7
Add (deduct):
Early redemption premium related to 2021 Debentures		—	4.0
Accelerated amortization of credit facility deferred finance fees		—	0.5
AFFO adjusted for the above	[C]	$65.9	$59.2
AFFO payout ratio	[A]/[C]	77%	78%

(4)Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

	Sq ft(1)	Three Months Ended March 31,
	(in millions)	2022	2021	$ change	% change
Revenue		$108.6	$95.9	12.7
Less: Property operating costs		17.4	14.4	3.0
NOI		$91.2	$81.5	9.7	11.9%
Add (deduct):
Straight-line rent amortization		(1.6)	(3.1)	1.5
Tenant incentive amortization		1.2	1.4	(0.2)
NOI - cash basis	55.9	$90.8	$79.8	11.0	13.8%
Less NOI - cash basis for:
Acquisitions	6.9	(10.2)	—	(10.2)
Dispositions and assets held for sale	1.0	(1.0)	(1.7)	0.7
Same property NOI - cash basis	48.2	$79.6	$78.1	1.5	1.9%
Constant currency same property NOI - cash basis(2)	48.2	$79.6	$76.1	3.5	4.6%
(1)    The square footage relating to the NOI — cash basis represents GLA of 55.9 million square feet as at March 31, 2022. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current foreign exchange rates.
(5)Total debt is calculated as the sum of all current and non-current debt, the net mark to market fair value of cross-currency interest rate swaps and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the cross-currency interest rate swaps and lease obligations for the purposes of monitoring the Trust’s debt levels.

(6)The net leverage ratio is calculated as the net debt (a non-IFRS performance measure defined above) divided by the fair value of investment properties. The net leverage ratio is a non-IFRS ratio used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

As at March 31 and December 31		2022	2021
Unsecured debt, net		$2,422.3	$2,425.1
Cross currency interest rate swaps, net		(126.1)	(44.1)
Lease obligations		31.5	32.2
Secured debt		12.7	0.8
Total debt		$2,340.4	$2,414.0
Less: cash and cash equivalents		228.5	402.5
Net debt	[A]	$2,111.9	$2,011.5

Investment properties	[B]	$8,526.8	$7,971.2

Net leverage ratio	[A]/[B]	25%	25%
(7)Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.
(8)Annualized revenue for each period presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(9)Assets held for sale are excluded from investment properties and related property metrics. Accordingly, one such asset that was held for sale at March 31, 2022 and three such assets that were held for sale at December 31, 2021 were excluded from investment properties and related metrics at March 31, 2022 and December 31, 2021, respectively.
(10)Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the credit facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value and FFO and AFFO per unit; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under its ATM Program; Granite’s intended use of the net proceeds of its equity and debenture offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the properties in Mississauga and Ajax, Ontario and Whitestown, Indiana and the enhancement to the yields of such properties from such potential expansion and rental growth; the construction on and development yield of the site in Houston, Texas; the expected development and construction of an e-commerce and logistics warehouse on land in Fort Worth, Texas; the construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the construction of a modern distribution facility on the 50.8 acre site in Murfreesboro, Tennessee; the development of three modern distribution facilities in Lebanon, Tennessee, and the yield from the development; the development of a multi-phased business park on the 92.2 acre site in Brantford, Ontario, and the potential yield from the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia's 2022 invasion of Ukraine that may adversely impact Granite's operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2021 dated March 9, 2022, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.